

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

August 28, 2015

Tao Wang
Chief Executive Officer
Sleepaid Holding Co.
Rm 10 1/F Wellborne Commercial Centre
8 Java Road
North Point, Hong Kong

> **Re: Sleepaid Holding Co.**
> **Amendment No. 1 to Form 10-12G**
> **Filed August 13, 2015**
> **Form 10-Q for the Quarterly Period Ended June 30, 2015**
> **Filed August 24, 2015**
> **File No. 000-55446**

Dear Mr. Wang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1.   In order to reduce the number of comments that we issue after reviewing your responses, please perform the following steps prior to submitting your next amendment. Please ensure that your responses contain enough information to have responded to all aspects of our comments. In this regard, a response that merely states, "Comment complied with in amendment filed herewith" would not be fully responsive to a comment that deals with a complex issue or requests that you provide us with information. As a general rule, your response to each comment should explain in reasonable detail how you considered the issue that we raised, your conclusion as to whether revisions to your filing were needed, where such revisions were made, and if no revisions were made, your analysis of why no revisions were needed. Where our comments request your analysis of the appropriate

accounting, your response should cite the specific accounting literature that you considered and explain in reasonable detail how such literature applies to your specific facts and circumstances to result in the accounting reflected in your financial statements. Several of our comments resulted from the fact that the response to a prior comment did not thoroughly address all of our concerns or provide all of the information requested.

<u>Item 1. Business</u>

<u>Business, page 3</u>

2.   We note your revised disclosure in response to comment 2. However, certain information regarding the company's business operations remains unclear. In this regard we note that you have not clearly stated how many self-managed and franchise stores the company currently owns and operates, nor have you described the material terms of your franchise agreements, including how the company generates revenue from sales by franchisees. Please enhance your Business section disclosure to ensure that your disclosure provides a complete overview of the company's current business operations and sales and marketing strategy.

3.   We note your revised disclosure in response to comment 3, including a discussion of certain proposed costs for your strategic plans. However, you have not provided an estimate of the costs to open your targeted number of new self-operated stores by the end of 2015. Additionally, it is unclear how you would prioritize your goals to increase stores, make acquisitions and develop your e-commerce platform in the event that you are unable to raise all of the necessary additional capital. It is also unclear on what grounds the company reasonably "expect[s] to carry out… acquisitions in the second half of 2016 with an estimated budget of $US 2.5 million" and whether the company has any firm financing commitments currently in place. If no firm financing commitments are in place for any of your articulated plans, please state as much. Please enhance your disclosure to more fully address each of the plans you articulate, including the proposed costs to achieve each of your stated goals, and how your business goals and objectives will change based on your ability or inability to raise the necessary amount of additional capital.

4.   We note your added disclosure on page 6 in response to comment 4. Please advise how the awards you describe support your statements that the company "has built a name for itself as a reliable provider of high-quality products in South China" and has a "leading position."

5.   We note the company's reliance, in note 3 to the company's consolidated financial statements, on certain significant customers and suppliers. Please describe these relationships and any material contracts pursuant to Items 101(h)(4)(vi) and 601(b)(10) of Regulation S-K.

Item 2. Financial Information

Summary Financial Data

Summary Financial Information, page 16

6.   We note your response to comment 10 and reissue our comment. You currently quantify every major category of income or expense from your income statement except for cost of revenues. In order to provide your investors with a complete summary of your income statement, please also quantify cost of revenues, or tell us why you do not believe quantification is important.

7.   We note your response to comment 11 and reissue our comment. Please reflect the same line items from the income statement for both the year ended December 31, 2014 and the three months ended March 31, 2015 to provide consistency. Specifically, for the annual period you currently present the line item within non-operating income/expense titled "Other (expenses) income." However, for the interim period you label your non-operating income/expense as other income/expense and present the subtotal of all non-operating income/expense. Please label this category of income and expense consistently on the face of your financial statements and present the same line item within your annual and interim summary financial information.

Management Discussion and Analysis

Liquidity and Capital Resources, page 19

8.   We note your revised disclosure in which you state that "the company estimates that its current and available capital resources are sufficient to fund its planned operations through the first quarter of 2016." Because you do not appear to have sufficient resources to fund planned operations for a twelve-month period, please revise your disclosure to state the estimated deficiency in dollar terms and discuss how you plan to address the deficiency.

Operating Activities, page 19

9.   We note your response to comment 20 as well as the revisions made on page 19 of your amended filing, and we are reissuing our comment. Your current discussion of the change in operating activities continues to be merely a recitation of the dollar amounts seen on your statement of cash flows. Please revise to include a discussion and analysis of the underlying reasons behind the changes in cash from operating activities, including but not limited to the reasons for material changes in accounts receivable as well as inventory. To put these changes into perspective given your high rate of growth, please consider addressing your accounts receivable and inventory in terms of days outstanding or turnover instead of solely describing the change in the absolute dollar amounts.

Item 4. Security Ownership of Certain Beneficial Owners and Management

Security Ownership of Certain Beneficial Owners, page 21

10. We note your revised disclosure in response to comment 21. Yet, it remains unclear why Mr. Wang is "deemed to be a control person of Amax" and has any beneficial interest, indirect or otherwise, in the shares of Amax owned by Cheung Kuen Harry. Please advise.

Item 5. Directors and Executive Officers, page 22

11. We note your revised disclosure in response to comment 24 in which you identify PTS, Inc. as a promoter of the company. However, based on your disclosure, it is unclear what consideration you gave to whether you are required to provide information pursuant to Item 404(d)(2) of Regulation S-K. In this regard we note the sale and issuance to PTS, Inc. of 230,000 shares of common stock on December 14, 2014. Please advise and revise your disclosure accordingly.

Sleepaid Holding Co Financial Statements for the Year Ended December 31, 2014 and the Three Months Ended March 31, 2015

Notes to Financial Statements

Note 6 – Subsequent Events, page 38

12. Your response to comment 26 indicates that you amended your filing to address our comment; however, we are unable to locate where you revised your disclosure. Specifically, you continue to disclose that the shares issued to YIL's sole shareholder in connection with the exchange were in "restricted form" without describing those restrictions. As previously requested, please revise your disclosure to describe these restrictions in detail. Refer to ASC 505-10-50-3.

Yugosu Investment Limited Financial Statements for the Year Ended December 31, 2014

Statement of Consolidated Stockholders' Equity, page 44

13. Your response to comment 27 indicates that you amended your filing to address our comment; however, we are unable to locate where you revised your disclosure. Specifically, your Statement of Consolidated Stockholders' Equity continues to present the activity of your equity accounts for the year ended December 31, 2012, which is outside of the period covered by your audit opinion. As previously requested, either remove the activity for the year ended December 31, 2012, or clearly label such data as unaudited.

Notes to Consolidated Financial Statements, page 46

14.   We note your response to comment 32. Please confirm to us that you earn no other material income from franchisees other than the sales of products as described on page 55, and bear no other material costs, commitments or obligations related to your franchisees, or revise your footnotes to describe your related accounting policies. Refer to ASC 952.

Note 2. Summary of Significant Accounting Policies, page 46

15.   Your response to comment 36 indicates that you amended your filing to address our comment; however, we are unable to locate where you revised your disclosure. Therefore, we reissue our prior comment. You disclose in a risk factor on page 9 that you offer warranties on your products ranging from one to five years. If you offer warranties, please describe these warranties to us in more detail and tell us how you have complied with the disclosure requirements of ASC 460-10-50-7 and -8. If you do not offer warranties, please revise your risk factor.

(l) Accounts Receivable, page 55

16.   We note your response to comment 38 and are reissuing our comment. We note your disclosures and have the following comments:

- We note that your trade receivables, net line item has increased significantly from December 31, 2013 to 2014 and represented approximately 34 days of sales outstanding at December 31, 2014. Please revise this footnote to better explain the circumstances that give rise to your trade receivables given the disclosure elsewhere in your filing that sales to your customers are typically on a cash basis. To the extent that you offer different terms to retail and wholesale customers, explanation of these differences may help to explain the existence of your trade receivables.

- Additionally, please quantify for us the amount of your allowance for doubtful accounts at each date on the balance sheet, and confirm our assumption, if true, that there was no activity in the allowance account during 2013 or 2014. Please also confirm to us, if true, that all trade receivables outstanding as of December 31, 2014 have been subsequently collected, or if not, tell us the amounts not collected, why they were not collected and whether you recorded an allowance for these amounts during the three months ended March 31, 2015.

Form 10-Q for the Quarterly Period Ended June 30, 2015

Part I – Financial Information

Item 1. Financial Statements (unaudited)

Consolidated Statements of Operations, page 4

17. ASC 220-10-45 requires the presentation of comprehensive income either in a single continuous financial statement or in two separate but consecutive financial statements. Given the foreign currency translation adjustments recorded in accumulated other comprehensive income/loss within the financial statements in your Form 10, the guidance in ASC 220 appears to be applicable to you. Please revise future filings to comply with the requirements of this subtopic.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

18. We note your disclosure in your MD&A overview that growth in the e-commerce market is causing sales volume decreases for traditional retail stores. We also note your disclosure that you have changed your sales strategy to respond to this situation by starting to develop your O2O marketing channel so that you can maintain your sales volume. We further note your disclosure that you are implementing a new retail system to help your stores improve their sales volume, revenue, and competitive edge. We further note your disclosure that you are enhancing your supply chain management system to increase your inventory turnover ratio and to decrease supply shortages of your best selling products. If you make similar disclosures in the future, please comply with the following comments:

- Please disclose in more detail what you mean by "O2O marketing channel," your current progress in developing this channel and the costs incurred thus far, and your expected timing for completion of development of this channel and the anticipated future costs to complete it. Also disclose more detail explaining why management expects this marketing channel to assist you in maintaining your sales volume.

- Please disclose in more detail what comprises your new retail system, your current progress in developing this new retail system and the costs incurred thus far, and your expected timing for completion of this new retail system and the anticipated future costs to complete it. Also disclose more detail explaining why management expects this new retail system to improve your stores' sales volume, revenue, and competitive edge.

- Please disclose in more detail how you are improving your supply chain management, your current progress in this matter and the costs incurred thus far, and your expected timing for completion of this supply chain improvement and the anticipated future costs to complete your plan.

- Please show us in your response the revised disclosures that you expect to make in future filings.

You may contact Jarrett Torno, Staff Accountant, at (202) 551-3703 or Jennifer Thompson, Accounting Branch Chief, at (202) 551-3737, if you have questions regarding comments on the financial statements and related matters. Please contact Courtney Haseley, Staff Attorney, at (202) 551-7689, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Claudia McDowell
        McDowell Odom LLP